SECURITIES AND EXCHANGE COMMISSION
Washington, DC

FORM U-6B-2

Certificate of Notification

       Filed by a registered holding company or subsidiary thereof pursuant to Rule U-20(d) [Reg. Section 250.20, P. 36,652] or U-47 [Reg. Section 250.47, P. 36,620] adopted under the Public Utility Holding Company Act of 1935.

Certificate is filed by: KLT Gas Inc., a subsidiary of Great Plains Energy Incorporated, a registered holding company.

This certificate is notice that the above named company has issued, renewed or guaranteed the security or securities described herein which issue, renewal or guaranty was exempted from the provisions of Section 6(a) of the Act and was neither the subject of a declaration or application on Form U-1 nor included within the exemption provided by Rule U-48 [Reg. Section 250.48, P. 36,621].

1.       Type of securities ("draft", "promissory note"):

General Contract of Indemnity entered into by KLT Gas Inc. and KLT Inc., its sole shareholder, indemnifying Travelers Casualty and Surety Company of America, its affiliates, parents and subsidiaries, respecting surety bonds issued on behalf of KLT Gas Inc.

2.       Issue, renewal or guaranty:

Issue.

3.       Principal amount of each security:

The principal amount of surety bonds covered by the General Contract of Indemnity as of the date hereof is $500,000, but will vary over time as surety bonds are issued or expire.

4.       Rate of interest per annum of each security:

Not applicable.

5.       Date of issue, renewal or guaranty of each security:

The General Contract of Indemnity is dated June 16, 2003.

6.       If renewal of security, give date of original issue:

Not applicable.

7.       Date of maturity of each security:

The General Contract of Indemnity may be terminated on thirty days' notice; however, termination does not affect indemnity obligations for surety bonds furnished before the effective date of the notice.

8.       Name of the person to whom each security was issued, renewed or guaranteed:

Travelers Casualty and Surety Company of America, its affiliates, parents and subsidiaries.

9.       Collateral given with each security:

KLT Inc. is an indemnitor under the General Contract of Indemnity.

10.     Consideration given for each security:

Surety bonds issued and to be issued by Travelers Casualty and Surety Company of America, its affiliates, parents and subsidiaries.

11.     Application of proceeds of each security:

Financing the existing business of KLT Gas Inc.

12.     Indicate by a check after the applicable statement below whether the issue, renewal or guaranty of each security was exempt from the provisions of Section 6(a) because of:

a)     the provisions contained in the first sentence of Section 6(b) [ ]
b)     the provisions contained in the fourth sentence of Section 6(b) [ ]
c)     the provisions contained in any rule of the Commission other than Rule U-48 [x]

13.     If the security or securities were exempt from the provisions of Section 6(a) by virtue of the first sentence of Section 6(b), give the figures which indicate that the security or securities aggregate (together with all other then outstanding notes and drafts of a maturity of nine months or less, exclusive of days of grace, as to which such company is primarily or secondarily liable) not more than 5 percentum of the principal amount and par value of the other securities of such company then outstanding. [Demand notes, regardless of how long they may have been outstanding, shall be considered as maturing in not more than nine months for purposes of the exemption from Section 6(a) of the Act granted by the first sentence of Section 6(b)):

Not applicable.

14.     If the security or securities are exempt from the provisions of Section 6(a) because of the fourth sentence of Section 6(b), name the security outstanding on January 1, 1935, pursuant to the terms of which the security or securities herein described have been issued:

Not applicable.

15.     If the security or securities are exempt from the provisions of Section 6(a) because of any rule of the Commission other than Rule U-48, designate the rule under which exemption is claimed.

Rule 52(b).

KLT Gas Inc.

By:/s/Mark R. Schroeder
Mark R. Schroeder
Vice President

Dated: June 23, 2003.